EXHIBIT 99.1

Osisko Highlights Achievements From 2019

MONTREAL, Jan. 08, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (TSX & NYSE: OR) would like to highlight some of the Company’s recent achievements that will add significant value for its shareholders.  In 2019, Osisko announced a total of eight (8) royalty and streaming transactions valued at over $245 million – ranking the Company among the most active participants in the royalty and streaming sector.

  Horne 5 Silver Stream:  On February 27, Osisko completed a silver stream with Falco Resources Ltd. (“Falco”) for up to 100% of the silver produced from the Horne 5 project located in Québec, Canada.  Deposits to be made by Osisko under the stream agreement are based on milestones related to project advancement.  Once in production, the Horne 5 silver stream has the potential to deliver approximately 30,000 gold-equivalent ounces (“GEOs”) to Osisko annually, ranking it second only to the Canadian Malartic royalty in Osisko’s royalties and streams portfolio.  The creation of the Horne 5 silver stream in 2019 represented a rare opportunity to gain access to meaningful life-of-mine stream in a premier mining jurisdiction without any encumbrances such as buy-backs, production thresholds or production caps.  Throughout 2020, Falco is expected to continue advancing its project through the permitting process while maintaining its positive dialogue with certain key stakeholders, including the government of Québec.

  Share Repurchase:  On June 25, Osisko announced a repurchase of 12,385,717 common Osisko shares from a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners (“Orion”) representing a total value of $174.6 million.  Payment from Osisko to Orion consisted of a combination of cash and the direct transfer of other equities held by Osisko.  In a concurrent transaction, Osisko also agreed to sell to separate entities managed by Orion certain other equity securities held by Osisko for cash.  The share repurchase transaction was an elegant solution that allowed the Company to help Orion reduce its ownership percentage to the benefit of all remaining shareholders, while also providing Osisko with an exit opportunity for certain of its equity holdings.

  Sable Resources Investment Agreement:  On August 29, Osisko and Sable Resources Ltd. (“Sable”) entered into a strategic investment agreement whereby Osisko agreed to support Sable’s exploration activities over a four-year period in exchange for a net smelter return (“NSR”) royalty of up to 2% covering all of Sable’s properties over the period.  In backing Sable’s excellent team of geoscientists, the strategic investment in Sable provided Osisko with royalty exposure to (among others) over 440,000 hectares in northern Mexico and over 58,000 hectares in the San Juan Province of Argentina.  Osisko’s investment in Sable also included a right of first refusal (“ROFR”) on all future royalty and streaming transactions by Sable.  In in the first quarter of 2020, Sable is expected to drill its 100%-owned Vinata project in Mexico.  Sable also received permits for six targets at its Don Julio cluster in Argentina as well as environmental and community permits for its Scorpius Project near Ayacucho Peru, which will allow it to systematically test all priority targets throughout the year.

  Mantos Blancos Stream Enhancement:  On September 3, Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of the Company, announced an agreement with Mantos Copper S.A. (“Mantos Copper”) to enhance its existing silver stream on the Mantos Blancos copper mine in Chile.  The stream amendment transaction was part of a comprehensive financing which will enable Mantos Copper to expand the Mantos Blancos sulphide concentrator plant.  Benefits to Osisko include (i) additional exposure to a long-life asset with further production upside and mine life extension potential; (ii) immediately increases cash margin per ounce and annual cash flow from the stream; and (iii) increases the value of OBL’s existing silver stream on Mantos Blancos.  During 2020, Mantos Copper is expected to continue advancing the Mantos Blancos expansion with expected completion in mid-2021.

  Barkerville Acquisition:  On November 21, Osisko agreed to acquire 100% of Barkerville Gold Mines Ltd., owner of the Cariboo gold project in central British Columbia, Canada.  The addition of the Cariboo project to Osisko’s portfolio adds a potentially world-class brownfield asset in Canada with a high-quality mineral resource, significant exploration upside, and substantial tailings and mining infrastructure in place. In 2020, one of Osisko’s primary objectives will be to obtain third-party funding for the Cariboo project while concurrently using the Company’s expertise in exploration, permitting, mine development, and mine finance to keep progressing the project and adding value.

  Bralorne NSR Royalty:  On November 21, Osisko entered into an investment agreement whereby it purchased a 1.2% NSR royalty from Talisker Resources Ltd. (“Talisker”) on the historic Bralorne gold project located in southwestern British Columbia, Canada.  Osisko’s investment in Talisker also included a ROFR on royalty buybacks, and on royalty and stream financings relating to Talisker’s land package of over 226,000 hectares in British Columbia.  In 2020 Talisker is expected to pursue confirmatory drilling and exploration work at Bralorne while developing new targets at the Spences Bridge property.

  Pine Point Royalty:  On December 3, Osisko and Osisko Metals Incorporated (“Osisko Metals”) announced an agreement pursuant to which Osisko agreed to purchase a 1.5% NSR royalty on Osisko Metals’ Pine Point project located in Canada’s Northwest Territories.  Pine Point is a brownfields open-pittable, zinc-lead development asset containing an Inferred Mineral Resource of 52.4 million tonnes grading 4.64% zinc and 1.83% lead (6.47% ZnEq), making it the largest pit-constrained zinc camp in Canada.  In 2020, Osisko Metals is expected to continue project studies, exploration, and community engagement work at Pine Point.

  Santana Royalty:  On December 6, Osisko and Minera Alamos Inc. (“Minera Alamos”) announced a royalty transaction that fully-funded the permitted Santana project to production.  Santana, located in Sonora State, Mexico, is a simple heap leach gold project with very low capital requirement that could potentially be put into production in a short timeframe of approximately 8 months.  Once in production, Santana could provide Osisko with 1,000 to 2,000 GEOs per year with the potential to increase with further exploration upside.  Minera Alamos is expected to begin construction of the Santana project the first half of 2020.

  Capital Returned to Shareholders:  As of today’s date, in addition to the above achievements, Osisko has returned approximately $336 million to shareholders in the form of dividends and share buybacks since its inception in 2014.  In 2019 alone, Osisko distributed approximately $30 million in dividends and over $184 million through share buybacks.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Director of Mineral Resources Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, the largest gold mine in Canada. Osisko also holds an equity portfolio of publicly traded resource companies, including a 15.9% interest in Osisko Mining Inc., a 17.9% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, the ability of Osisko to realize the full potential of its investments with Falco, Sable, Mantos Copper, Talisker, Osisko Metals and Minera and of its transaction with Barkerville Gold Mines Ltd., and the ability of Falco, Sable, Mantos Copper, Talisker, Osisko Metals and Minera to carry out activities as planned and anticipated in 2020 and, as applicable, thereafter, the ability of Osisko to obtain third-party funding for the Cariboo project while concurrently progressing and adding value to such project .  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business; such risks and uncertainties include, among others, risks relating to the ability of exploration activities carried out by operators of the properties  to accurately predict mineralization; errors in operators’ geological modelling; the ability of operators to complete further exploration activities, including drilling, lack of third party interest in funding the Cariboo project.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.